HCo Cape May LLC

2100 Powers Ferry Road S.E., Suite 370

Atlanta, Georgia 30339

July 18, 2019

Joshua Lobert

United States Securities & Exchange Commission

Division of Corporation Finance Office of Real Estate and Commodities

Washington DC 20549

Re:HCo Cape May LLC

File No. 024-10953

Dear Mr. Lobert:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), HCo Cape May LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A so that it may be qualified by 4:00 p.m., Eastern Time on Monday, July 22, 2019, or as soon thereafter as is practicable.

Based upon a telephone call today between our counsel and yourself at the Commission, we understand that the Commission has completed its review and has no further comments and has been informed that FINRA has also completed its review and has communicated this to the Commission.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1.Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309 6258. Thank you in advance for your assistance.

Respectfully Submitted,

/Nathan Kivi/

Nathan Kivi

Manager and Chief Financial Officer

HCo Cape May LLC